BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

October 5, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A filed on March 26, 2010 File No. 001-14649

Dear Mr. O’Brien, Ms. Long, Ms. Rocha and Ms. Jaskot:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, received September 16, 2010 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on March 26, 2010. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K and the Definitive Proxy Statement. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or the Definitive Proxy Statement, unless the context indicates otherwise.

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

Liquidity and Capital Resources, page 25

We note your response to prior comment 2. It appears that known variances in distributor levels is a required MD&A disclosure pursuant to Section 501.02 of the Financial Reporting Codification. The guidance therein requires disclosure of known events that would reasonably be expected to materially impact future operating results. If there was a material increase in distributor inventory levels relative to the prior comparative period, it would appear self-evident that your near term sales volume could be adversely impacted. Our understanding is that your distributors have a finite ability to purchase and store your product and that above-average inventory levels in your distribution channels adversely impacts the ability of your distributors to purchase your products in the near-term. We also understand that your quarterly sales have been adversely impacted by such build-ups of distributor inventory levels in prior periods. In this regard, we note the disclosures in your June 22, 2005 Form 8-K. Consequently, there is a concern that investors may not be able to assess your near-term prospects on a comparable basis with management if management fails to disclose relevant known events and trends such as material inventory variances in your distribution channels. Please consistently address this issue in the MD&A section of your future filings. In addition, please tell us whether you are currently aware of any material variances in your distribution channels. We may have further comment.

RESPONSE:

The Company actively reviews its financial results on a quarterly basis to determine if there are any known events/trends in accordance with Section 501.02 of the Financial Reporting Codification. The Company agrees that the guidance therein requires disclosure of known events [emphasis added] that would reasonably be expected to materially impact future operating results and the Company fully desires to comply with this guidance. It appears that the focus of the comment above is whether “a material increase in distributor inventory levels relative to prior comparative periods would lead to near term sales volume being adversely impacted” is a known event that would reasonably be expected to materially impact future operating results.

In our prior response, we indicated that the Company does not believe its distributors generally purchase more material than can reasonably be resold nor does the Company provide a right of return or refund and that additional disclosure would not be considered meaningful to investors based on the information obtained regarding inventory in the distribution channel. The Company continues to believe that it has complied with the applicable requirements of Section 501.02 of the Financial Reporting Codification because:

1.	although the Company attempts to collect various forms of information regarding inventory in its distribution channel, management does not have reliable information to determine whether “known variances” in distributor inventory exists, and

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

2.	management evaluates known sales information to its distribution network to identify any expected material trends in sales information that would require disclosure under Section 501.02 of the Financial Reporting Codification.

3.	while a variance in inventory levels at the distributors could pose a risk to or an opportunity for future sales, there are various other factors that affect future sales, including short-term consumer demand, general macroeconomic and credit market conditions and, to a lesser extent, inventory levels at dealer locations that make it difficult to conclude the effects of inventory variances, if known, at the distribution level.

Evaluation of Known Trends in the Company’s Distribution Network

The Company distributes its products through a two-step distribution network. The Company sells its products to approximately 25 building products distributors that maintain approximately 90 – 100 distribution locations who, in turn, sell the Company’s products to thousands of dealers (particularly lumber yards). Dealers sell the products to contractors and directly to the end-use customer.

The Company has been unable to obtain specific information from distributors regarding inventory levels. However, the Company has recently been able to obtain certain information related to distributor sales. At the time of filing a quarterly report for an applicable period, the following is known to the Company regarding inventory held by distributors (the “Inventory Knowns”):

1.	the amount of direct sales to each distributor in the network.

2.	some insight into the amount of sales by certain distributor to dealers, the type of product sold by the distributor and the zip codes relating to the sales.

3.	that its distributors generally maintain inventory; and

4.	that distributors reorder product on a periodic basis and as a result, there is a general presumption that either there are increases in sales of the Company’s product by distributors to end customers or there are increases in inventory levels (as a result of a variety of potential reasons which are unknown to the Company).

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

However, the Company has limited information regarding inventory held by distributors and receives no specific data from the distribution network on inventory levels. The Company has no information regarding inventory levels of dealers. The following is not known to the Company regarding inventory (the “Inventory Unknowns”):

1.	the inventory capacity of most of its distributors or any of its dealers is;

2.	any change in the amount of space allocated by a distributor to the Company’s products;

3.	the amount of inventory any of its distributors has on hand at any given time.

Based on our evaluation of the information available to management at the time of its quarterly filing, management believes it is virtually impossible to report on the effects of distributor inventory levels on near team sales. It is simply not a known event at the time of the filing of the applicable quarterly report.

Secondarily, but also important, is that if the Company reported on the effects on near term sales as a result of the Inventory Knowns (above) which are general and incomplete in nature, the possibility for misinterpretation of this information as relevant to recent trends and prospects for the future would be greater than the Company would normally consider prudent or appropriate for inclusion in its quarterly reports. In addition, the Company does not have control over the reporting process for its third party distributors and some distributors will not provide inventory level information. Requiring disclosure from the Company’s distributors would be an onerous burden on both the distributors in providing this information and for the Company in collecting, collating and analyzing such information.

In regard to the Commission’s reference to the Company’s Form 8-K filed on June 22, 2005, the Company’s prior Chairman and CEO, Robert Matheny, does state in the press release attached thereto as Exhibit 99.1 that “it was difficult to obtain specific data at the dealer level”, which is a fact that continues today. Also, although the current senior management is completely different than that in 2005, the Company believes that when the prior Chairman and CEO indicated that the Company’s “results have been affected by higher than anticipated retail inventory levels, which have adversely impacted our sales,” the Company was not talking

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

about a trend but rather a condition that was applicable to that specific quarter. Also, based on current management’s understanding, this statement would have been made as a general observation, not based on specific quantitative data available at that time. The remaining portion of the press release attributes the loss to other unrelated factors.

The present senior management of the Company currently believes that a material trend is not evident based on information available to management.

Despite the forgoing, the Company understands the importance of disclosing information pursuant to Section 501.02 of the Financial Reporting Codification. Management will examine information available to the Company (including known sales information) on a regular basis and if any known event/trends or any known demand, commitments, events or uncertainties that will result in or that are reasonably likely to result in material changes to financial position or results of operations, become clear, the Company will report on such in accordance with Section 501.02 of the Financial Reporting Codification. Also, if staff believes it would be helpful, the Company could make a statement in its quarterly reports indicating generally that a material increase in distributor inventory levels relative to prior comparative periods could lead to near term sales volume being adversely impacted. Because the statement would be a general observation though, the Company would think it prudent to follow such a statement with a general disclaimer indicating that because the Company does not have specific knowledge relating to the inventory levels of its distributors that statement may not be applicable to the Company’s near term sales in the given quarter.

Definitive Proxy Statement

We note your response to our prior comment 4 that you will disclose in future definitive proxy statements your previously established goals and how the actual awards based on achievement or non-achievement of the applicable performance targets were determined. Using information from your last completed fiscal year, please provide us supplementally with draft disclosure showing how you will disclose this information in future filings.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

RESPONSE:

The Company’s last completed fiscal year prior to its 2010 proxy statement was 2009. Using 2009 compensation criteria data, the Company proposes the following draft language for future proxy statements:

Annual Incentive Plan Compensation

What: The annual cash bonus plan provides named executive officers with the opportunity to gain financially from the results they help to generate annually. The annual cash bonus plan provides for a cash bonus based on the achievement of annual corporate financial goals.

Why: A performance-based bonus motivates management to enhance the short-term (one fiscal year) financial results in specific targeted areas determined at the beginning of each year.

Program Mechanics: For the named executive officers, the Company provides an annual cash bonus based 75% on achievement of a certain earnings per share, or “EPS” target, and 25% on achievement of a certain free cash flow target. Free cash flow is defined as net cash provided by operating activities less expenditures for property, plant and equipment.

The compensation committee uses sliding scales to determine both the EPS portion of the annual cash bonus and the free cash flow portion of the annual cash bonus. The minimum threshold for any payment under both the EPS element and the free cash flow element of the annual cash bonus plan for 2009 was 50% of the respective target, which would result in a payout of 50% of the target payment, and the maximum payment was capped at 200% of the target payment if 200% or more of the target was achieved. Between the minimum threshold and the maximum payout, the sliding scales change linearly in proportional amounts.

Once calculated, the target awards are expressed as a percentage of the named executive officer’s base salary. Cash bonus targets for 2009 were 100% for the CEO, and 60% to 70% for the other named executive officers, depending on the named executive officer’s grade level. The total award to any single named executive officer was capped at 200% of the named executive officer’s targeted percentage of salary.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

Calculations of EPS Target and Payout for 2009. For the 2009 fiscal year, the compensation committee set target EPS at $0.36 per share. To illustrate the sliding scale, if actual EPS for 2009 was less than $0.18 per share, there would be no payout for EPS; if EPS was $0.18 per share, the payout would be 50% of the target payment for EPS; if EPS was $0.27 per share, the payout would be 75% of the target payment; if EPS was $0.36, the payout would be 100% of the target payment; if EPS was $0.54 per share, the payout would be 150% of the target payment; and if EPS was $0.72 or greater per share, the payout would be 200% of the target payment.

The compensation committee agreed to exclude from the actual EPS calculation for 2009 certain non-cash charges and credits to income that were not considered in the establishment of the EPS target for the year. The net effect of the adjustment was to increase the EPS for incentive purposes by $1.49 from reported EPS of ($1.04) to $0.45. The adjustments were as follows: (a) the elimination of the negative impact of the impairment taken on our Olive Branch, Mississippi facility, offset by the positive impact of the depreciation benefit, of $1.49, (b) the actual expense related to the implementation of APB 14-1 (relating to non-cash interest on our convertible bonds) of $.31, and (c) the elimination of a favorable impact on the incentive calculation for a Tax Loss Carry-Back Benefit that was the result of new tax legislation in 2009 of ($.31). The $0.45 of EPS translated into 125% of the target. This 125% was then multiplied by 75%, which is the percent weight given to the EPS target portion of the annual cash bonus. In sum, EPS achievement for 2009 was 125% multiplied by 75% which equals 93.75%.

Calculations of Free Cash Flow Target and Payout for 2009. For the 2009 fiscal year, the compensation committee set target free cash flow at $14 million. To illustrate the sliding scale, if actual free cash flow for 2009 was less than $7 million, there would be no payout for free cash flow; if free cash flow was $7 million, the payout would be 50% of the target payment for free cash flow; if free cash flow was $10.5 million, the payout would be 75% of the target payment; if free cash flow was $14 million, the payout would be 100% of the target payment; if free cash flow was $21 million, the payout would be 150% of the target payment; and if free cash flow was $28 million or greater, the payout would be 200% of the target payment. The actual free cash flow achieved in 2009 was $28.4 million which translated into 200% of the target.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

This 200% was then multiplied by 25%, which is the percent weight given to the free cash flow target portion of the annual cash bonus. In sum, free cash flow achievement for 2009 was 200% multiplied by 25% which equals 50.00%.

Total Cash Bonus Payout Percentage. As a result of the above calculations, the cash bonuses for 2009 to the executive officers were paid at a blended rate of 143.75% of target, which was determined as follows:

EPS achievement	125	% x 75%	=	93.75%
Free cash flow achievement	200	% x 25%	=	50.00%

Total				143.75%

This blended rate was then multiplied by the cash bonus target for each executive officer, as described above. For example, an executive officer whose cash bonus target was 60% of base salary would have received 86.25% of his base salary as a cash bonus. (143.75% x 60% = 86.25%)

Determination of Target Levels. The performance metrics of Trex Company’s planned EPS and free cash flow for the 2009 fiscal year were strongly related to the creation of total stockholder value. Both the EPS and free cash flow targets for 2009 were set at a level that represented reasonable targets given macroeconomic conditions affecting the economy in general, and homebuilding and home remodeling in particular.

Target Levels for 2010 Annual Cash Bonus Plan. In December, 2009, the compensation committee established the EPS and free cash flow targets for 2010. As in 2009, the compensation committee set both the EPS and free cash flow targets for 2010 at a level that represent reasonable targets given macroeconomic conditions affecting the economy in general, and homebuilding and home remodeling in particular.

The program mechanics for the 2010 Annual Cash Bonus Plan are the same as they were for the 2009 Annual Cash Bonus Plan, which is discussed in detail above.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

Long-Term Compensation Elements

We believe that long-term compensation elements provide appropriate motivational tools to achieve certain long-term company goals. The long-term equity incentive program is designed to align named executive officers’ interests with those of stockholders, motivate the named executive officer team to achieve key financial goals and reward superior performance. The design of the program helps to reduce turnover and to retain the knowledge and skills of Trex Company’s valued employees. In structuring the amount of long-term equity incentive awards, the compensation committee seeks to balance such awards and the interests of Trex Company’s stockholders under a policy that moderates the dilutive effects of annual equity-based awards against the need to provide attractive and competitive incentive compensation.

The performance of Trex Company also will significantly affect the value of long-term incentive awards to executives. SARs, one of the components of Trex Company’s long-term incentive compensation, will have value only if Trex Company’s stock price increases above the grant price. The remaining component of Trex Company’s long-term incentive compensation, time-based restricted shares, will be of greater value if Trex Company performs well and its stock price increases.

The overall mix of long-term incentive awards in 2009 was 50% SARs and 50% restricted shares for named executive officers. The total target long-term incentive award for 2009 was expressed as a percentage of the named executive officer’s base salary, and was 200% for the CEO and 115% to 135% for the other named executive officers, depending on the officer’s grade level. With respect to awards made in 2009, the amount of awards paid to a participant was determined by multiplying the participant’s applicable target award by a performance percentage, which was calculated based on the extent to which the planned company performance objective for 2008 was achieved. The company performance objective was planned EPS for 2008, and no award would be made unless the company achieved 50% of its EPS target, and the total award was capped at 100% of target. For the 2008 fiscal year, target EPS was $0.50 per share. The company’s actual EPS for the 2008 fiscal year was $0.50 per share, so equity awards were made in February 2009 at 100% of target.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

The compensation committee retains discretion to adjust the target percentage award based upon each named executive officer’s current performance and anticipated future contribution to Trex Company’s results, as well as upon the amount and terms of equity-based awards previously granted to the named executive officer by Trex Company.

This portfolio of long-term equity instruments serves to provide a strong incentive to increase the share price through the SARs, a strong retention focus through time-based restricted shares, and a more moderate dilutive impact than providing only SARs, in that use of full-value vehicles such as restricted shares requires fewer shares to provide equivalent value to the executives.

The compensation committee believes that the approach for the 2009 grants of long-term incentive compensation builds upon its pay-for-performance philosophy and incorporates the growing prevalence in the marketplace of an incentive approach that provides a balance between different long-term incentive vehicles. Further, the grant of restricted shares is intended to create greater alignment between the interests of stockholders and management by providing senior management with direct ownership in Trex Company, including the downside risk to the value of the equity, and also serves as a retention incentive. In this way, the restricted shares provide additional and different incentives than the SARs granted to named executive officers.

In 2009, the compensation committee approved changes to the long-term equity incentive program to condition the award of restricted shares in 2010 on the attainment of positive EPS for 2009, with the award of SARs not being conditional upon the attainment of any company performance target. The target levels for the 2010 grants were the same as in 2009; 200% of base salary for the CEO and 115% to 135% of base salary for the other named executive officers, depending on the officer’s grade level. The overall mix of long-term incentive awards granted in 2010 was 50% SARs and 50% restricted shares, and the total award was capped at 100% of target. Because the

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

October 5, 2010

company did achieve positive EPS for the 2009 fiscal year (with the adjustments described above), restricted share awards were made in February 2010 at 100% of target. With respect to grants to be made in 2011, the award of restricted shares will be conditional upon attainment of a certain EPS target for 2010, with the other elements of the long-term equity incentive program, including target levels and maximum payout being the same as in 2009.

The compensation committee regularly makes its yearly long-term equity incentive grants to named executive officers at its February meeting, with the grant date being the date of the compensation committee meeting at which such equity grants are approved. Trex Company does not time the grant of equity awards in coordination with the release of material non-public information.

The draft language stated above is only a form for future disclosure and actual disclosure may vary from year to year depending on the type of criteria and methodology utilized by the Company.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Sincerely,

WOODS ROGERS PLC

/s/    Brian M. Brown

Brian M. Brown

BMB:mwl

cc:	James E. Cline, Vice President and Chief Financial Officer

William R. Gupp, Chief Administrative Officer, General Counsel and Secretary